

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

<u>Via E-Mail</u>
Raymond Veldman
VP, Assistant General Counsel
SAIC Gemini, Inc.
1710 SAIC Drive
McLean, VA 22102

      **Re: SAIC Gemini, Inc.
           Amendment No. 6 to Form 10
           Filed September 10, 2013
           File No. 001-35832**

Dear Mr. Veldman:

      We have completed our review of your filing as of September 10, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal